United States securities and exchange commission logo





                     November 3, 2023

       Safra Catz
       Chief Executive Officer
       Oracle Corporation
       2300 Oracle Way
       Austin, TX 78741

                                                        Re: Oracle Corporation
                                                            Form 10-K for
Fiscal Year Ended May 31, 2023
                                                            File No. 001-35992

       Dear Safra Catz:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology
       cc:                                              Maria Smith